Exhibit 43


                              USA NETWORKS, INC.
                             152 West 57th Street
                              New York, NY 10019

                                 July 15, 2001

Universal Studios, Inc.
Liberty Media Corporation
Barry Diller

Ladies and Gentlemen:

     Reference is made to that certain Governance Agreement, dated as of October 19, 1997 (the "Governance Agreement"), by and among USA Networks, Inc. (f/k/a HSN, Inc., the "Company"), Universal Studios, Inc. ("Universal"), Liberty Media Corporation ("Liberty") and Barry Diller ("Mr. Diller"), and the related Transaction Agreements (as defined in the Stockholders Agreement, dated as of October 19, 1997 (the "Stockholders Agreement"), among such parties and The Seagram Company Ltd.). Capitalized terms used and not defined herein have the meanings provided such terms in the Governance Agreement.

     Pursuant to Section 1.01(a) of the Governance Agreement, the Company and Liberty hereby consent to the increase, through open market purchases, in the Beneficial Ownership by Universal of Equity Securities, including Equity Securities owned, directly or indirectly, as of the date hereof, to up to an aggregate of 50.1%. Universal hereby waives its preemptive rights under the Transaction Agreements in connection with the Proposed Acquisition. Except as expressly set forth in this letter agreement, none of the rights that the undersigned may have with respect to, as a result of or in connection with the Proposed Acquisition shall be waived, amended or modified in any way as a result of the execution and delivery of this letter agreement.

     Pursuant to Section 2.1 of the Stockholders Agreement, Universal hereby consents to the increase, through open market purchases, in the beneficial ownership by Liberty of additional Equity of the Company in order to permit Liberty to maintain its proportionate equity interest in the Company vis-a-vis Universal in the same proportions as exist on the date hereof and after giving effect to any purchases of Equity by Liberty pursuant to the exercise of its preemptive rights under the Transaction Agreements that are triggered by the Proposed Acquisition, but Liberty may make such open market purchases in reliance on this consent only to the extent that Universal's equity interest in the Company increases during the period from the date hereof until February 12, 2002 as a result of open market purchases by Universal as permitted by the second paragraph above.

     For the avoidance of doubt, pursuant to Section 1.01(g) of the Governance Agreement, the Company and Liberty hereby agree that Universal's consent set forth in the preceding paragraph will not be deemed to constitute an amendment, modification or



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waiver of Liberty's standstill obligations for purposes of clause (i)(x) of such Section 1.01(g).

     Except as provided in this letter agreement, the Transaction Agreements shall remain in full force and effect pursuant to their terms. If the foregoing is consistent with your understanding, please so indicate by your signature below, which will constitute the agreement of the parties hereto as of the date first written above.

                                               USA NETWORKS, INC.



                                               By: /s/ Barry Diller
                                                  -----------------------
                                                  Name:  Barry Diller
                                                  Title: Chairman and Chief
                                                           Executive Officer

/s/ Barry Diller
-------------------------
Barry Diller


UNIVERSAL STUDIOS, INC.


By: /s/ Kevin Conway
   ----------------------
   Name:  Kevin Conway
   Title: Vice President


LIBERTY MEDIA CORPORATION


By: /s/ Chris Shean
   ----------------------
   Name:  Chris Shean
   Title: Vice President and Controller